Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES

SUMMARY

1.	GENERAL PRINCIPLES
1.1.	Scope
1.2.	Implementation of the POLICY
1.3.	Disclosure and Trading Committee
1.4.	Approval of or Alterations to the POLICY

2.	PERSONS BOUND BY THE POLICY
2.1.	List of persons bound by the POLICY

3.	TRADING RESTRICTIONS
3.1.	Restrictions on trading prior to and subsequent to the disclosure of a material act or fact
3.2.	Exceptional restriction periods
3.3.	Other possible trading restrictions
3.4.	Restrictions on trading prior to and subsequent to the release of the company’s financial statements
3.5.	Restrictions on the acquisition of shares to be held in Treasury
3.6.	Possible authorized trades

4.	RIGHTS AND OBLIGATIONS OF BOUND PERSONS
4.1.	Proprietary trading policy
4.2.	Obligations of Bound Persons

5.	DISCLOSURE OF INFORMATION REGARDING TRADING BY MANAGEMENT AND RELATED PERSONS
5.1.	Purpose

6.	DISCLOSURE OF INFORMATION REGARDING ACQUISITIONS OR DISINVESTMENTS OF MATERIAL SHAREHOLDINGS AND TRADING ACTIVITY ON THE PART OF CONTROLLING SHAREHOLDERS AND SHAREHOLDERS
6.1.	Purpose

7.	ADHERENCE TO THE POLICY
7.1.	Form of adherence and the responsible office

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES APPROVED ON AUGUST 27, 2015	p. 1

8.	CONTROLLED COMPANIES
8.1.	Trading Policy for Controlled Companies

9.	POLICY VIOLATIONS
9.1.	Sanctions
9.2.	Reporting of violations

1.	GENERAL PRINCIPLES

Scope

1.1. The Securities Trading Policy (“POLICY”) sets guidelines and procedures to be followed by the company and persons related to the company, as per the contents of item 2.1, for trading securities issued by the company or indexed to the same and for the disclosure of the information referred to in items 5 and 6 below, as per CVM Instruction 358, dated January 3 2002, thereby guaranteeing all interested parties transparency in the trading of such securities, free of any privilege for some, to the detriment of others.

Implementation of the POLICY

1.2. Overall implementation of the POLICY is the responsibility of the Investor Relations Officer.

Disclosure and Trading Committee

1.3. The Disclosure and Trading Committee will be chaired by the Investor Relations Officer and comprised of at least five (5) and at the most ten (10) persons to be named by the Investor Relations Officer from among the members of the Company’s and its Controlling and Controlled Companies’ Boards of Directors, Statutory Committees and Executive Boards, and shall meet quarterly or whenever convened by the Investor Relations Officer.

1.3.1. In connection with this POLICY, it will be the responsibility of the Disclosure and Trading Committee:

a)	to advise the Investor Relations Officer;

b)	to revise it and recommend applicable amendments to the Board of Directors;

c)	to decide on any questions regarding the interpretation of its wording;

d)	to take all necessary measures for the disclosure and circulation thereof;

e)	to assist the Investor Relations Officer in investigations and decisions associated with cases of violation, bringing infractions before the Ethics Committee and the Board of Directors, as applicable;

f)	to analyze the content of replies to any official enquiries from regulatory and self-regulated entities; and

g)	to propose solutions to the Investor Relations Officer for any cases of omission or exceptions.

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Approval of or alterations to the POLICY   1.4.

The POLICY may not be approved or altered while any as yet undisclosed material act or fact is still pending resolution.

2.	PERSONS BOUND BY THE POLICY

List of persons bound by the POLICY

2.1.	The following shall be deemed Bound Persons subject to the POLICY:

a)	the directly or indirectly controlling shareholders with exclusive or shared control, company officers, members of the Board of Directors, of the Fiscal Council and of any offices with technical or advisory functions that may have been created in compliance with the company’s bylaws;

b)	the members of the statutory organs of companies in which the company is the sole controlling shareholder;

c)	any person that, by virtue of his/her function or position in the company, its controlling shareholder, its controlled companies or affiliates may have knowledge regarding material information;

d)	the spouse or companion or any other dependent included in the annual income tax declarations of the persons listed in letters “a” and “b”, including during the 6 (six) month period counting from their date of withdrawal;

e)	persons listed in letters “a”, “b”, “c” of the present sub-item who withdraw from the company or from companies in which the company is the sole controlling shareholder, for a period of six (6) months from the date of such withdrawal;

f)	all persons that have a commercial, professional or confidential relationship with the company, such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system.

2.1.1.	The following also have the same status as Bound Persons:

a)	managers of portfolios, investment funds, companies or other institutions or entities of which Bound Persons may be the sole quotaholders or shareholders or whose business decisions such Persons may be able to influence;

b)	any corporate entity directly or indirectly controlled by Bound Persons; and

c)	any person that may have had access to information regarding any material act or fact, whether or not through any Bound Person.

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3.	TRADING RESTRICTIONS

Restrictions on trading prior to and subsequent to the disclosure of a material act or fact

3.1. The company and the Bound Persons may not trade securities issued by the company or indexed to the same from the date that a material act or fact becomes known up to and including the date of its disclosure to the market.

3.1.1. The Investor Relations Officer may decide to extend the restriction referred to in sub-item 3.1 beyond the date on which the material information is disclosed to the market, if, in his judgment, such trading of the securities might prove harmful to the company or its shareholders.

Exceptional restriction periods

3.2. The Investor Relations Officer may, regardless of any justification or the existence of any as yet undisclosed material act or fact, determine periods during which the company and Bound Persons may not trade in securities issued by the company or indexed to the same. Bound persons must maintain confidentiality regarding such periods.

3.2.1. The Investor Relations Officer may recommend exceptional restriction periods for trading as referred to in sub-item 4.1 regarding Proprietary Trading.

Other possible trading restrictions

3.3. Except in the case of options exercise under the stock option plans, granting of shares under the share compensation plans or the Dividend Reinvestment Program – DRP, such restrictions also apply:

3.3.1. In connection with the persons named in letters “a” and “b” of sub-item 2.1, to trading securities issued by the company or indexed to the same on the same day on which the company, or any of its controlled companies, affiliates or other corporate entities under shared control, trades shares held in Treasury or is given an option or a mandate to do the same.

3.3.2. In connection with Bound Persons, the acquisition of or disinvestment in securities issued by the company or indexed to the same prior to 180 (one hundred and eighty) days, respectively, from the last date of disinvestment in or acquisition of securities on a stock exchange or an over-the-counter market.

3.3.2.1. The Investor Relations Officer may in individual cases, exceptionally and after consulting with the Disclosure and Trading Committee and the Board of Directors, reduce this period, although continuing to comply with sub-items 3.4 and 3.5.

3.3.3. In connection with Bound Persons, to trading when there exists any intention of implementing any incorporation, partial or total spin-off, merger or corporate reorganization of the company.

3.3.4. In connection with Bound Persons, to the lending of shares or any other security issued by the company, or benchmarked to it.

3.3.5. In connection with Bound Persons, to launching put or call options on shares in the company, to selling shares in the company in the Forward Market, and to trading shares in the company in the Futures Market.

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3.3.6. Trading restriction shall also apply during the period from a decision by the relevant Corporate Body to increase equity capital, distribute dividends, assign bonuses to shares or assets referenced to same, approve splits or reverse splits, share subscriptions, and publication of the respective bidding documents or announcements.

Restrictions on trading prior to and subsequent to release of the company’s financial statements

3.4. The restrictions on trading also apply to a period of 15 (fifteen) days prior to (i) the release of the company’s quarterly (ITR) and annual (DPF) financial information, or (ii) the publication of the notice placing the same at the disposal of shareholders, in the form of an events disclosure calendar for the current year, except if the trading in questions is part of the Dividend Reinvestment Program – DRP. In the event that the company releases preliminary financial information or makes advance disclosure of such information, the restrictions on trading will cease to be in effect on the day after the disclosure.

Restrictions on the acquisition of shares to be held in Treasury

3.5. The company may not acquire shares for holding in Treasury in the circumstances referred to in sub-items 3.1., 3.2 and 3.4.

3.5.1. The Board of Directors should also not decide to acquire or sell shares issued by the company itself, should any agreement or contract have been reached or signed for the transfer of shareholding control of the company, or should any option or mandate for the same have been granted, or should the intention exist of entering into an incorporation, a total or partial spin-off, a merger or a corporate reorganization of the company, as long as the transaction has not been made public through the release of an announcement to the market.

Possible authorized trades

3.6. The restrictions contained in this POLICY will not apply, except in the case of the restriction referred to in sub-item 3.4, to:

3.6.1. The acquisition of shares held in Treasury by means of a private trade, in the context of the exercise of options under a grant of stock purchase options or under a grant of stock pursuant to stock compensation programs, in either case as authorized in a shareholders’ meeting;

3.6.2. The exercise of pre-emptive subscription rights associated with shares acquired in the past; and

3.6.3. Private trades between restricted persons (sub-item 2.1), defined as trades taking place outside any stock exchange or over-the-counter market.

3.7. The restrictions in this policy do not apply, even in the period pursuant to sub-item 3.4:

3.7.1. To the trading of securities issued by the company or publicly listed companies which are controlled exclusively by the company within the scope of repurchase and resale operations as regulated by the National Monetary Council and subject to the Regulations for Repurchase and Resale Operations Agreed between Itaú Unibanco and its Current Account Holders, since these operations have a defined income or are established on the basis of a remuneration parameter not intrinsically related to the remuneration of the underlying security.

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4.	RIGHTS AND OBLIGATIONS OF BOUND PERSONS

Proprietary trading policy

4.1. Bound Persons may indicate in detail their proprietary trading policy (“Proprietary Policy”), provided they observe the restrictions contained in sub-item 3.4. Such persons should strictly adhere to the said Proprietary Policy.

4.1.1. The Proprietary Policy shall have a minimum duration of 6 (six) months and shall be submitted without delay to the Investor Relations Officer.

4.1.1.1. The interested party shall indicate in his/her Proprietary Policy the approximate volume of resources to be traded, or the number of securities issued by the company, or indexed to the same, to be traded during the duration, and shall report to the Investor Relations area all trades within 5 (five) days of their taking place.

4.1.1.2. The Investor Relations Officer shall assess and provide comments on the applicability of the Proprietary Policy in the light of the regulations in force, and may refuse to file it should it fail to comply with the POLICY or with the applicable law.

4.1.1.3. In the light of the foregoing, the Proprietary Policy shall be filed by Compliance fifteen (15) days prior to the first trade contemplated therein.

4.1.1.4. The company, through Compliance, shall keep a specific and individual control of all such Proprietary Policies and shall report to the Investor Relations Office, based on the information referred to in sub-item 4.1.1.1., any cases of deviation from the same.

4.1.1.4.1. Cancellation by the signatory, by means of notice to the Disclosure and Trading Committee, or failure to comply with the contents of the Proprietary Policy shall cause immediate cancellation of said Policy on the date of notice or non-compliance, respectively. A new Proprietary Policy proposal may be submitted after a period of 6 (six) months from the date of notice or non-compliance, as applicable.

4.1.1.4.2. The Disclosure and Trading Committee shall request clarifications from the signatory of a Proprietary Policy in the events of non-compliance and of automatic cancellation.

4.1.1.5. A Proprietary Policy may not be filed nor modified while any material act or fact of which the interested party has knowledge is still pending or during a period of 15 (fifteen) days prior to the release of the company’s quarterly (ITR) and annual (DFP) information.

4.1.2. The company, through the office responsible for corporate affairs, shall provide the Proprietary Policy when so required by regulators and self-regulators of the markets where the company’s securities have been authorized to trade.

Obligations of Bound Persons

4.2. In addition to observing the restriction on trading, Bound Persons must:

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4.2.1. Maintain confidentiality regarding information concerning material acts or facts and refrain from using the same to their own advantage or to that of any third party in securities markets, and make every effort to ensure that subordinates and third parties also maintain confidentiality regarding such information and do not use them for their own purposes, answering jointly and severally with them in the event of non-compliance;

4.2.2. Exclusively use the Conglomerate’s securities’ brokers for trading securities covered in this POLICY, the said securities’ brokers in Brazil having controls to avoid trading in the blackout periods mentioned in item 3.4.. In this context, transfer should be made to the Conglomerate’s securities brokers of open positions involving securities issued by the company which Bound Persons hold with other securities brokers within a maximum term of 60 (sixty) days from adherence to the POLICY.

5.	DISCLOSURE OF INFORMATION REGARDING TRADING BY MANAGEMENT AND RELATED PERSONS

Purpose

5.1. Company officers, members of the Board of Directors, of the Fiscal Council and of any offices with technical or advisory functions that may have been created in compliance with the company’s bylaws, shall report to the company, through the office responsible for corporate affairs, which, in turn, shall report to the CVM, to the BMF&BOVESPA and, if appropriate, the SEC, the NYSE and any other stock exchanges and over-the-counter markets on which the company’s securities are authorized to trade, the holdings of and the trading in securities issued by the company or any of its controlled companies or publicly listed controlling companies, or indexed to the same, including derivatives.

5.1.1. The reporting shall be in the form of the “Declaration of Shareholding”, an example of which can be seen in Attachment B to the POLICY, and should be completed by the first business day after the assumption of office by such person, or within a maximum period of 5 (five) days after each trade.

5.1.2. The persons listed in sub-item 5.1 should indicate, in the Stockholding Statement, as per Attachment B to the POLICY, any securities held by their spouses from whom they are not legally separated, by any companion or by any dependent included in such person’s annual income tax declaration, as well as by any corporate entities directly or indirectly owned by persons named in the present sub-item.

6.	DISCLOSURE OF INFORMATION REGARDING ACQUISITIONS OR DISINVESTMENTS OF MATERIAL SHAREHOLDINGS AND TRADING ACTIVITIES OF CONTROLLING SHAREHOLDERS AND SHAREHOLDERS

Purpose

6.1. Any corporate entity or individual, or group of individuals, acting as a group or representing a common interest, that acquires a direct or indirect participation corresponding to 5% (five per cent) of any type or class of shares representing the capital stock of the company should submit to the company, which, in turn, will forward the same to the CVM and the BMF&BOVESPA, and, if such be the case, to the SEC, the NYSE and to any other stock exchanges or over-the-counter markets on which the company’s securities are authorized to trade, a declaration, containing the information as required in Attachment C to this POLICY.

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6.1.1. The same obligation to disclose the same information applies equally to any person or group of persons representing the same interests, owning a share participation equal to or greater than five (5) percent, each time that the said share participation increases by 5% (five per cent) of the type or class of share representing the capital stock of the company.

6.1.2. The obligations referred to in sub-items 6.1. and 6.1.1. also apply to the acquisition of any rights over the shares, subscription warrants, equity options and share subscription rights, as well as convertible debentures.

6.1.3. The persons referred to in sub-item 6.1 must also report the sale or extinction of any shares or other securities referred to in this item 6, or of any rights over the same, each time that the participation of such person in the type or class of share in question reaches the proportion of 5% (five percent) of the total of such type or class of share or security and also each time that such participation is reduced by 5% (five per cent) of the total of such type or class of share or security.

6.1.4. In those cases where such acquisitions result in, or were made with the intention of resulting in a modification of the company’s controlling shareholder structure or its management structure, as well as in those cases where such acquisitions trigger the obligation to make a public offer, pursuant to the applicable regulations, the acquiring party must carry out disclosure using the same channels, at least, as those usually adopted by the company, containing the information contained in Attachment C to the POLICY.

6.1.5. The notifications referred to in this item 6 should be made immediately after the realization of the events referred to here to the office responsible for corporate affairs, as must update of the Reference Form within seven (7) business days from the date of occurrence.

7.	ADHERENCE TO THE POLICY

Form of adherence and the responsible office

7.1. Bound Persons should adhere to this POLICY by signing a specific declaration, in the form given in Attachment D, upon their hiring, election, promotion or transfer, in which they declare that they are aware of all the terms of the POLICY and that they undertake to fully comply with the same.

7.1.1. The officers, pursuant to a monthly request from Compliance, shall be responsible for naming employees in their respective areas who shall be required adhere to the POLICY, as such officers may see fit

7.1.2. The adherence of the persons mentioned in letters “a” to “e” of sub-item 2.1, shall be the responsibility of Compliance

7.1.3. The adherence of the persons mentioned under the letter “f” shall be the responsibility of the engaging Department, which shall identify if the hiree shall be required to adhere to this POLICY. Should adherence prove necessary, the engaging Department must certify as to the inclusion of a contractual clause in the agreement signed with the hiree, which requires such a hiree (and its employees) to comply with the guidelines of this POLICY. Said clause shall also explicitly mention sanctions applicable in the event of breach of the POLICY, as per sub-item 9.1.1, letter “c”. In the absence of an agreement, the said Department must require the hiree to enter into a specific third-party adherence instrument (pursuant to Attachment D) under which it undertakes to adhere to the guidelines of this POLICY, as set forth by the Disclosure and Trading Committee.

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7.1.4. The declarations of adherence, as provided for in sub-item 7.1.3 shall be immediately reported to Compliance, which shall maintain a centralized and updated register of all persons that have adhered to the POLICY, and which shall be responsible for making this register available to the appropriate authorities, whenever requested.

8.	CONTROLLED COMPANIES

Trading policy of Controlled Companies

8.1. Publicly listed companies that are controlled solely by the company and that lack an autonomous securities trading policy should adhere to this POLICY and the rules laid down here will apply to the securities trading of each of such companies. After each declaration of adherence, the terms and provisions of this POLICY will become the trading policy of such companies themselves, according to the terms of CVM Instruction Nr. 358, dated January 3, 2002.

8.2. The persons adhering to this POLICY will also be subject to the same rules when trading in the securities of companies of which the company is the sole controlling shareholder.

9.	POLICY VIOLATIONS

Sanctions

9.1. Failure to comply with the terms and provisions of this POLICY will render the violator subject to disciplinary sanctions, according to the company’s internal regulations and to those contained in this item, independently of any applicable administrative, civil or criminal sanctions.

9.1.1. It will be the responsibility of the Investor Relations Officer, with the assistance of the Disclosure and Trading Committee, to investigate cases of POLICY violation, under the following conditions:

a) the persons referred to in letters “a” and “b” of sub-item 2.1 will be liable to whatever sanctions the Investor Relations Officer, with the assistance of the Disclosure and Trading Committee, decides to impose;

b) the persons referred to in letter “c” of sub-item 2.1 shall be subject to the sanctions of warning, suspension or dismissal for just cause, according to the gravity of the violation; and

c) a violation perpetrated by any of the persons referred to in letter “f” of sub-item 2.1 shall be deemed a breach of contract, the violators being removed from their duties in relation to the Itaú Unibanco Conglomerate, entitling the company, at no additional cost, to terminate the respective contract and demand the payment of any penalty established therein, without prejudice of any losses and damages.

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Reporting of violations

9.2. Any person who adheres to the POLICY and becomes aware of any violation of the same must immediately report the fact to the Disclosure and Trading Committee.

The present Policy was amended by the Board of Directors on August 27, 2015.

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ATTACHMENT - POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES APPROVED ON AUGUST 27, 2015	p. 11

ATTACHMENT A

POLICY FOR TRADING ITAÚ UNIBANCO S.A. SECURITIES

2016 CALENDAR

The schedule below sets forth the blackout periods for trading the securities or any other financial instrument related to the securities, as a result of periodic events (DFP and ITR)

Issuing companies	Periodic events	Blackout trading Periods (day.month.year)	Results Disclosure Date (day.month.year)
ITAÚSA	Financial Statements/DFP December 31, 2015	18.01.2016 to 19.02.2016	19.02.2016
	ITR – 1st Quarter/2016	18.04.2016 to 10.05.2016	10.05.2016
	ITR – 2nd Quarter/2016	18.07.2016 to 09.08.2016	09.08.2016
	ITR – 3rd Quarter/2016	16.10.2016 to 08.11.2016	08.11.2016
ITAÚ UNIBANCO	Financial Statements/DFP December 31, 2015	18.01.2016 to 02.02.2016	02.02.2016
	ITR – 1st Quarter/2016	18.04.2016 to 03.05.2016	03.05.2016
	ITR – 2nd Quarter/2016	18.07.2016 to 02.08.2016	02.08.2016
	ITR – 3rd Quarter/2016	16.10.2016 to 31.10.2016	31.10.2016
INVESTIMENTOS BEMGE and DIBENS LEASING	Financial Statements/DFP December 31, 2015	18.01.2016 to 05.02.2016	05.02.2016
	ITR – 1st Quarter/2016	18.04.2016 to 06.05.2016	06.05.2016
	ITR – 2nd Quarter/2016	18.07.2016 to 05.08.2016	05.08.2016
	ITR – 3rd Quarter/2016	16.10.2016 to 07.11.2016	07.11.2016

January/2016

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ATTACHMENT B

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES

INDIVIDUAL FORM

Trading by Management and Related Persons – Art. 11 – CVM Instruction CVM Nr. 358/2002

During .....(month/year)

( ) The only trades involving such securities (or securities indexed to the same) and derivatives, in accordance with article 11 of CVM Instruction Nr. 358/2002(1) were the following.

( ) No trades involving such securities (or securities indexed to the same) and derivatives took place, as defined in article 11 of CVM Instruction Nr. 358/2002. I possess the following holdings of such securities (or securities indexed to the same) and derivatives.

Company name:
Name:					CPF/CNPJ:
Qualification:
Opening balance
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)				Quantity	% Participation
						Same Type/ Class	Total

Month’s trades
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)	Intermediary	Trade(3)	Day	Quantity	Price	Volume (R$) (4)
Buy
Total Bought
Sell
Total Sold
Closing balance
Security or security indexed to same/Derivative	Characteristics of Securities (2)				Quantity	% Participation
						Same Type/ Class	Total

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Name of Controlling Shareholder:
Name:					CPF/CNPJ:
Qualification:
Opening balance
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)			Quantity		% Participation
						Same Type/ Class	Total

Month’s trades
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)	Intermediary	Trade (3)	Day	Quantity	Price	Volume (R$) (4)
Buy
Total bought
Sell
Total sold
Closing balance
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)				Quantity	% Participation
						Same Type/ Class	Total

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Name of Controlled Company:
Name:					CPF/CNPJ:
Qualification:
Opening balance
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)				Quantity	% Participation
						Same Type/ Class	Total

Month’s trades
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)	Intermediary	Trade (3)	Day	Quantity	Price	Volume (R$) (4)
Buy
Total Bought
Sell
Total Sold
Closing balance
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)				Quantity	% Participation
						Same Type/ Class	Total

(1)	When filling out the form, delete the lines with no information.
(2)	Issue/series, convertible, non-convertible, tenors, collateral, type/class etc.
(3)	Indicate manner of acquisition or sale
(4)	Quantity times price.

ATTACHMENT - POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES APPROVED ON AUGUST 27, 2015	p. 15

ATTACHMENT C

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES

DECLARATION

I,..................(name and qualification, including CPF or CNPJ tax registry number, as the case may be) ............................................. in the quality of ................................ of ITAÚ UNIBANCO HOLDING S.A., hereby DECLARE, in compliance with the requirements of Comissão de Valores Mobiliários Instruction Nr. 358/02, that I............... (bought/ sold shares/subscription warrants/equity options/ share subscription rights) issued by ITAÚ UNIBANCO HOLDING S.A., having ...................(reached, increased or decreased/eliminated)............ by ..........% my (direct or indirect) participation ............... , corresponding to ....................... (shares/subscription warrants/ stock purchase options/share subscription rights) .................. representing the capital stock of ITAÚ UNIBANCO HOLDING S.A., as described below:

I – Objective of my participation and the desired quantity:

[ ] – I declare that the acquisition made by me does not have the aim of modifying the company’s shareholding control structure nor its management structure. (Sign, as the case may be).

II – Number of shares, subscription warrants, subscription rights and equity options, by type and class, already held, directly or indirectly, by me or other person(s) related to me:

III - Indicate any agreement or contract regulating the exercise of voting rights and the right to trade in the company’s securities:

I hereby undertake to immediately report to the office responsible for corporate affairs any modifications to the positions hereby reported which represent an increase or a decrease of 5% in the type or class of shares representing the capital stock of the company.

............ ............. ............

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ATTACHMENT D

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES

TERM OF ADHERENCE FOR CONTROLLING SHAREHOLDERS, MEMBERS OF MANAGEMENT AND MEMBERS OF STATUTORY ORGANS

.....................................[name and CPF].................................., the undersigned, as a person subject to compliance with CVM Instruction 358/02, hereby adheres to the POLICIES FOR THE DISCLOSURE OF MATERIAL ACTS OR FACTS AND TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling company ITAÚSA - INVESTIMENTOS ITAÚ S.A. and by its controlled companies INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A. - ARRENDAMENTO MERCANTIL, having received a copy of such policies at this time.

Declare cognizance of, and undertake to fully comply with, their terms and conditions.

Further declares:

(i) To be aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set annually and that eventual infringements arising from the violation of the said policies shall result in the imposition of the following measures: (i) a warning sanction for the first two infringements (constituting recidivism upon the second infringement) and (ii) depending on the gravity of the infringement, a sanction to be decided by the company’s Board of Directors.

(ii) To be aware of the fact that any sanctions arising from a violation of said Policies for the Disclosure of Material Acts or Facts and for Securities Trading shall be examined by the Investor Relations Officer, with assistance from the Disclosure and Trading Committee.

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ATTACHMENT - POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES APPROVED ON AUGUST 27, 2015	p. 17

ATTACHMENT D

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES

TERM OF ADHERENCE FOR STAFF MEMBERS

I, the undersigned, as a person subject to compliance with CVM Instruction 358/02, hereby adhere to the POLICIES FOR DISCLOSURE OF MATERIAL ACTS AND FACTS AND TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling company ITAÚSA - INVESTIMENTOS ITAÚ S.A. and by its controlled companies INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A. - ARRENDAMENTO MERCANTIL, having received a copy of such policies at this time.

Declare cognizance of, and undertake to fully comply with, their terms and conditions.

Further declare to be aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set.

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ATTACHMENT - POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES APPROVED ON AUGUST 27, 2015	p. 18

ATTACHMENT D

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES

TERM OF ADHERENCE FOR THIRD PARTIES

.....................................[corporate name/name and CNPJ/CPF].....................,I, the undersigned, as a person subject to compliance with CVM Instruction 358/02, hereby adheres to the POLICIES FOR THE DISCLOSURE OF MATERIAL ACTS AND FACTS AND FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling company ITAÚSA - INVESTIMENTOS ITAÚ S.A. and its controlled companies INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A. - ARRENDAMENTO MERCANTIL, having received a copy of such policies at this time.

Declare cognizance of, and undertake to fully comply with, their terms and conditions.

Shall endeavor to communicate such POLICIES to its employees, representatives and collaborators involved in the provision of services and to all parties sub-contracted by the undersigned (where applicable), in compliance with the respective services agreements or similar instruments entered into by and between the herein Parties.

Shall further endeavor to take appropriate steps so that the parties named in the foregoing paragraph shall fully comply with the Policies, standing jointly and severally responsible with them in the event of non-compliance with any of the therein terms and conditions.

Declares, also, to be aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set annually and that an eventual infringement of the said policies shall result in the imposition of the following measures: (i) a warning sanction for the first two infringements (constituting recidivism upon the second infringement) and (ii) the possibility of the company, without limitation, terminating the agreement which originated the adherence and demanding the payment of the fine established therein without impairment of claims for losses and damages.

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